

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Christian Le Brun
Executive Vice President and General Counsel
ORBCOMM Inc.
395 W. Passaic Street
Rochelle Park, New Jersey 07662

Re: ORBCOMM Inc.
Form 10-Q
Exhibit No. 99.1
Filed October 28, 2020
File No. 001-33118

Dear Mr. Le Brun:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance